

September 15, 2022

Rebecca Thompson
Chief Financial Officer
AAON, Inc.
2425 South Yukon Ave.
Tulsa, OK 74107

> **Re: AAON, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 000-18953**

Dear Ms. Thompson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Financial Statements
4. Business Combination, page 49

1. We note on December 10, 2021, you acquired all of the issued and outstanding equity ownership of BasX, LLC, an Oregon limited liability company, doing business as BasX Solutions. Please revise to file the financial statements of BasX Solutions for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X or provide us with the significance test calculations of Rule 1-02(w) of Regulation S-X, supporting your conclusion that BasX Solutions' financial statements are not required to be presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation